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Nicolas Bartoli · 2nd

Co-Founder at Léon & George

San Francisco, California · 500+ connections · Contact info

Léon & George

Y Combinator

About

Leon & George, the trendsetter of indoor house plants, is providing the best experience in buying quality greens paired with architectural design pots.

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+8

Experience

Co-Founder
Léon & George
Nov 2016 – Present · 3 yrs
San Francisco Bay Area

Growth Product Manager
WyzAnt Tutoring
Jan 2015 – Nov 2015 · 11 mos
San Francisco

Technical Product Manager
Merchant Atlas
Nov 2012 – Sep 2014 · 1 yr 11 mos
San Mateo

Front-End Software Engineer
Mobile Spinach
Mar 2011 – Nov 2012 · 1 yr 9 mos
San Francisco Bay Area

Researcher
Georgetown University, Center for Intercultural Education and Development
May 2010 – Aug 2010 · 4 mos
Washington D.C. Metro Area

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Education



Y Combinator
2017 – 2017



IAE FRANCE - Écoles Universitaires de Management
MBA, Change & Innovation
2009 – 2010
Activities and Societies: Masters of Business Administration - AMBA and EQUIS accredited

ranked by the Financial Times:
Best Masters in Management Ranking (45th worldwide)
Best European Business Schools Ranking (62nd Europe-wide)

Faculté des sciences Aix-Marseille
Bachelors Degree, Computer Science
2004 – 2005

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Skills & Endorsements

Product Leadership · 3

 Endorsed by **3 of Nicolas' colleagues at Wyzant**

Growth Strategies · 3

 Endorsed by **3 of Nicolas' colleagues at Wyzant**

Web Development · 22

 Endorsed by **6 of Nicolas' colleagues at Wyzant**

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Recommendations

Received (17)   Given (10)



Do Lee
Senior Business Intelligence
Analyst at Chegg Inc.
August 7, 2016, Nicolas worked
with Do in the same group

I had the pleasure of working with Nico at WyzAnt. We were part of a nimble Growth team responsible for implement new strategies to drive growth. As the primary data/analytics person on the team, I worked closely with Nico. Nico was the Lead Product Manager on all things related to growth initi... **See more**



Brandon Luís Ramos
Product Designer at
Facebook
July 13, 2016, Brandon Luís
worked with Nicolas in different
groups

Nico is a fantastic PM and truly visionary when it comes to creating new products, designing complex systems, and seeing the larger goals and the steps to get there. I worked with Nico at WyzAnt where we were able to update outdated systems, create new features and test product prototypes utilizing a ... **See more**

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Accomplishments

4   **Courses**
     Accounting · Corporate Finance · Emotional Intelligence · Marketing

3 Languages
English • French • Spanish

Interests


Blurb
19,413 followers


Room & Board
8,761 followers


Creative Marketing Concepts
352 followers


French Connections
65,248 members


Change Management Network
19,282 members


Gary Vaynerchuk in
Chairman of VaynerX, CEO of VaynerM...
3,568,060 followers

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